Filed pursuant to Rule 433

Registration Statement 333- 223218

Relating to Preliminary Prospectus Supplement dated April 9, 2018

Republic of Panama

U.S.$ 1,200,000,000 4.500% Global Bonds due 2050

April 9, 2018

Final Term Sheet

Issuer:	Republic of Panama (“Panama”)

Transaction:	4.500% Global Bonds due 2050 (the “Offered Securities”)

Distribution:	SEC Registered

Ranking:	Unsecured

Ratings:	Baa2 / BBB / BBB (Moody’s, positive; S&P / Fitch, stable)

Amount Issued:	U.S.$1,200,000,000 aggregate principal amount

Coupon:	4.500% (30/360 day count basis)

Maturity:	April 16, 2050, Panama will pay the principal amount of the Offered Securities in three equal annual installments on April 16 of each year, commencing on April 16, 2048.

Offering Price:	99.569%, plus accrued interest, if any, from April 16, 2018

Gross Proceeds to the Issuer (before fees and expenses):	U.S.$ 1,194,828,000

Yield to Maturity:	4.526%

Spread to Benchmark Treasury:	150 basis points

Benchmark Treasury:	2.750% due November 15, 2047

Benchmark Treasury Price and Yield:	94-20+/3.026%

Listing and Trading:	Application will be made to list the Offered Securities on the Official List of the Luxembourg Stock Exchange and to have the Offered Securities admitted to trading on the Euro MTF Market.

Optional Redemption:	Prior to October 16, 2049 (six months prior to the maturity date of the Offered Securities), the Offered Securities will be redeemable, in whole or in part, at any time and from time to time, at Panama’s option, on not less than 30 nor more than 60 days’ notice, at a redemption price equal to the greater of (1) 100% of the principal amount of the Offered Securities being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Offered Securities being redeemed (excluding the portion of any such interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360- day year consisting of twelve 30-day months) at the Treasury Yield (as defined in the preliminary prospectus supplement), plus 25 basis points, plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the redemption date.

At any time on or after October 16, 2049 (six months prior to the maturity date of the Offered Securities), the Offered Securities will be redeemable, in whole or in part at any time and from time to time, at Panama’s option, on not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount of the Offered Securities to be redeemed, plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the date of redemption.

Use of Proceeds:	Panama intends to use the net proceeds of the offering (i) in part, for the refinancing, repurchase and retirement of domestic and external indebtedness of Panama and (ii) in part, for general budgetary purposes.

Governing Law:	New York

Underwriting Fee:	0.060%

Form:	Book-Entry Only, registered in the name of Cede & Co., as the nominee of DTC.

Denominations:	U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof.

Interest Payment Dates:	April 16 and October 16

First Coupon Payment Date:	October 16, 2018

Settlement:	April 16, 2018 (T + 5)

CUSIP/ISIN:	698299 BH6/US698299BH68

Under the terms and subject to the conditions contained in an Underwriting Agreement incorporated by reference in the Terms Agreement, dated April 9, 2018, Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. as the underwriters have agreed to purchase and the Republic of Panama has agreed to sell to the underwriters, the principal amount of the Offered Securities indicated below:

Underwriters:

Citigroup Global Markets Inc.	U.S.$600,000,000

Deutsche Bank Securities Inc.	U.S.$600,000,000

Total	U.S.$1,200,000,000

A preliminary prospectus supplement of the Republic of Panama accompanies the free-writing prospectus and is available from the SEC’s website at https://www.sec.gov/Archives/edgar/data/76027/000119312518111089/d565105d424b3.htm.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling, toll-free, Citigroup Global Markets Inc. at 1-800-831-9146 or Deutsche Bank Securities Inc. at 1-800-503- 4611.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or other notice was automatically generated as a result of this communication being sent via Bloomberg or another email system.